FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 1, 2008 to November 30, 2008

CITYVIEW CORPORATION LIMITED
SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….√…Form 40-F…………

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes…………………..No………………..

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-…………………..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Dated: May 5, 2009

………………………………….
(Signed by)
P M SMYTH
Chief Executive

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of November 1, 2008 to November 30, 2008

746                 Entitlements Issue
747                 Letter to Securityholders regarding Entitlement Issue
748                 Chairmans address to shareholders
749                 Clarification re Entitlements Issue
750                 Update to Shareholders
751                 CityView Offer Document to Shareholders
752                 CityView Refinery Decision

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	November 7, 2008

Non-Renounceable Entitlements Issue

A. Overview

The Company intends to make a non-renounceable entitlements issue (“Entitlements Issue”) of 1 new ordinary share for every 1 ordinary share held at the Record Date at an issue price of 1.25 cents per ordinary share (“Offer”). The maximum number of shares which may be issued under the Entitlements Issue is approximately 498,053,228 to raise up to approximately $6,225,665.

The purpose of the Entitlements Issue is to raise up to approximately $6.2 million (before transaction costs) which will be used by the Company to fund the Company’s existing operations in West Africa and improve the Company’s working capital position.

The Offer is fully underwritten by Pinnacle Capital Management Limited. However, if the terms and conditions of the Underwriting Agreement are not satisfied, or a termination event occurs, the Underwriter may terminate its obligations. In such a scenario, the directors reserve the right to place any shortfall at their discretion at no less than 1.25 cents per Share.

B. Timetable for the Entitlements Issue

The proposed timetable for the Entitlements Issue is as follows:

Timetable
Activity	Date
Announcement of Entitlements Issue and lodge Appendix 3B	7 November 2008
Despatch of notices to Shareholders informing them of	10 November 2008
Entitlements Issue
Shares trade on an “ex” Entitlement basis	12 November 2008
Record Date for Entitlement to participate in the Entitlements Issue	18 November 2008
Lodgement of section 708AA cleansing notice with ASX	21 November 2008
Offer Document and Entitlement and Acceptance Form	21 November 2008
despatched to Shareholders
Closing Date for Receipt of Entitlement and Acceptance Form 5pm on 5 December 2008
ASX notified of under-subscriptions	9 December 2008
New Shares are allotted	12 December 2008
Holding Statements are despatched to Shareholders	15 December 2008
Normal ASX trading for New Shares commences	16 December 2008

Subject to the ASX Listing Rules the Closing Date may be extended. This would impact on subsequent dates in the above timetable.

C. Eligibility to Participate in the Entitlements Issue

Shareholders at the Record Date with a registered address in Australia or New Zealand will be eligible to participate in the Entitlements Issue.

D. Other terms of the Entitlements Issue and Offer Document

Further terms of the Entitlements Issue will be lodged with ASX in the form of an Offer Document, together with a Notice under section 708AA of the Act on or about 21 November 2008 and thereafter sent to Shareholders in accordance with the timetable above.

For further information, contact the Company on (08) 9226 4788 at any time from 8.30am to 4.00 pm (Australian Western Daylight Saving Time) Monday to Friday during the Offer Period (ending at 5pm on 5 December 2008).

Yours sincerely,

CityView Corporation Limited

Paul Williams Company Secretary

7 November 2008

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	12 November, 2008

Entitlements Issue Clarification

Following yesterday’s letter to shareholders in relation to the current Entitlements Issue, CityView Corporation Limited confirms that the Record Date to participate is 18 November 2008 and the closing date for receipt of Entitlement and Acceptance form is 5 December 2008.

P. Williams
Company Secretary

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	November 24, 2008

CITYVIEW:  REFINERY DECISION

CityView is pleased to announce that following extensive due diligence by the refinery project team, a decision has been made to locate the 50,000 barrels per day (“bpd”) oil refinery (expandable to 100,000 bpd) in Nigeria. Nigeria and indeed the West Africa sub-region currently have huge demand for refining capacity and to this end, the Nigerian Government have indicated strong interest and commitment to support the development of private refineries. Thus, the decision to locate the refinery in Nigeria.

Deanshanger Project Limited (Deanshanger), a leading Infrastructure Development, Project Management, PPP Projects and Finance Group in Nigeria, will be co-ordinating the project.  Deanshanger specialises in major infrastructure and PPP Projects and has an excellent track record for successful performance.

CityView’s UK subsidiary, European Oil Limited, in which CityView holds a 70% interest, will enter into a 50:50 Joint Venture with Deanshanger for the purchase, installation and operation of the refinery: the structure of which will provide for further equity participation by local partners. The Joint Venture will be working closely with the Nigerian authorities to obtain all required consents, approvals and support needed to successfully deliver the project.  CityView’s representative on the Joint Venture Committee will be its director Philip Rand.

It is anticipated that the refinery will commence production in the second half of 2010.  The final cost of this project after upgrading to 100 000 bpd capacity and commissioning and ancillary infrastructure is estimated to be US$ 1 billion including a 10% contingency.  Building a similar size refinery from scratch would cost approximately in excess of US$2.5 billion and would take a minimum of 5 years to get to production commencement.

In addition, the Joint Venture will also be working on an option for the location of a second refinery in Nigeria with a capacity of 100,000 bpd expandable to 200,000 bpd. This will ultimately bring the total refining capacity to be located in Nigeria by the JV to 300,000 bpd.

CityView CEO Mark Smyth said:

”As indicated in our announcements of August 18, 2008 and September 11, 2008 negotiations on the most suitable site for the refinery have been progressing for some time.  It is a tribute to the hard work by the project team that a Joint Venture has been successfully established during this current world financial crisis and we look forward to a long and fruitful working relationship with our Nigerian partners and all stakeholders”.

Mark Smyth
Chief Executive Officer

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of November 1, 2008 to November 30, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION